ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

June 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Amendment No. 4 to Registration Statement on Form F-4
Filed May 17, 2023
File No. 333-269078

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 1, 2023, regarding the Company’s Amendment No. 4 to Registration Statement on Form F-4 (the “Registration Statement”) previously filed with the Commission on May 17, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 5 to the Registration Statement (the “Amendment”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 4 to Form F-4

General

1.	We note your disclosure on page 63 that Environmental Solutions Group Holdings Limited had entered into a facility letter with a bank for a term loan in the amount of S$3 million and a revolving credit loan in the amount of S$3 million on March 30, 2023. We also note the press release issued by Genesis Unicorn Capital Corp. on May 22, 2023 regarding the joint development agreement between Environmental Solutions Group Holdings Limited and Nanomatics Pte. Ltd. Please revise your registration statement to disclose the material terms of each such agreement. In addition, file the agreements as exhibits to your registration statement. In the alternative, please provide your analysis as to why such agreements are not required to be filed. Refer to Item 601 of Regulation S-K.

RESPONSE: The Company has added disclosure on pages 63 and 102 of the Amendment in response to the Staff’s comment. In addition, the Company has filed the agreements as exhibits to the Amendment.

We thank the Staff in advance for its review of the foregoing and the Amendment. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Samuel Lui
Samuel Lui, Chief Executive Officer